Exhibit 4.75
English Translation of Chinese Language Document

Sales Contract

Contract No.: TM220090004
 Signing Place: Jiangning District, Nanjing
Signing Date: 2009-06-29

The Seller: China Sunergy (Nanjing) Co., Ltd.	The Buyer: CEEG (Shanghai) Solar Science &
Technology Co., Ltd.
Address: No. 123, West Focheng Road, Economy and	Address: No. 68 West Gangde Road, Songjiang
Technology Development Zone, Jiangning, Nanjing	District, Shanghai
Postal code: 211100	Postal code: 201616
Legal representative: Tingxiu Lu	Legal representative: Zhifang Cai
Contact person: Tong Chang	Contact person: Qiang Tao
Tel.: 025-52766701	Tel.: 021-57850711
Fax: 025-52766767	Fax: 021-57850700

Through amicable consultation and in accordance with the Contract Law of the People’s Republic of China, the parties hereof agreed to enter into the following contractual terms regarding purchase of the following goods for mutual compliance and performance:

1.	Goods content

Subject	Specification and parameter	Quantity	Unit	Unit price (RMB/W)	Amount (RMB)
Monocrystalline	Monocrystalline 156*156 mm
156*156 mm	Individual efficiency: ≥ 16.75%	2.5	MW	12.00	30,000,000
silicon solar cells	Average efficiency: 17.25%
	(SE or HP)
In total		2.5	MW	12.00	30,000,000
Total amount (in words): RMB thirty million
Remark: the RMB price includes 17% valued-added tax (VAT).

2.	Time and terms of payment

2.1 After the effectiveness of this contract, the Buyer shall remit the advance payment which accounts for 30% of total price of cells of each shipment into the account designated by the Seller within three days before the delivery of each shipment and then pick up the goods. The remaining 70% of payment for goods shall be remitted by the Buyer to the account designated by the Seller within 20 days after the shipment.
2.2 If the Buyer receives payment for cells from SUNPOWER before schedule after the shipment made by the Seller (the Buyer shall get the payment for cells from SUNPOWER within 15 days after the shipment made by the Seller), the remaining 70% of payment shall be remitted to the account designated by the Seller within 5 days after the Buyer gets payment for cells from SUNPOWER (other settlement methods are not acceptable by the Seller).
2.3 If the Buyer fails to make payment in accordance with the above agreed terms, the Seller has the right to cease the supply of goods until the Buyer makes payment..
Bank account designated by the Seller: Jiangning Sub-branch of China Merchants Bank, A/C No. 078002380175610001

3.	Packing requirements: The goods shall be packed in carton boxes suitable for highway transportation so as to meet requirements for long-distance and long-time transportation.

4.	Place and term of delivery
4.1 Place of delivery: the Seller’s location.
4.2 The Buyer shall be responsible for the transportation and the corresponding insurance of the goods.  If the Buyer requires the Seller to handle the transportation affairs for it, it shall bear the costs and risks of the transportation and shall buy insurance by itself.
4.3 Term of delivery: Deliver in installments.  Complete the delivery before December 31, 2009.
4.5 The Seller shall provide corresponding VAT invoices to the Buyer within 15 days after each delivery.

5.	Quality requirements and technical standards:
See Appendix I (shipment and transportation terms in Article 5.4 thereof are inapplicable).

6.
Quantity and quality inspection and objection: The Buyer shall complete quantity and quality inspection in accordance with the standard prescribed hereunder within seven days after picking up the goods. Any quantity and quality claims shall be issued by the Buyer in writing within three days of detection, and shall be inspected by a third party agreed upon by both parties, if necessary.  If the Buyer fails to raise a claim within ten days after picking up the goods, the Seller’s products shall be deemed as qualified.

7.	Transfer of Contractual Rights and Obligations
Neither party may transfer all or part of the rights and obligations hereunder without written consent of the other party.

8.	Confidentiality
The parties hereto and their respective employees, agents, representatives and counsels shall treat the terms and conditions under this contract and any of its supplementary agreements as business secrets and shall not disclose the information to any third party without consent of the other party. Otherwise, the defaulting party shall compensate as much as twice of the direct or indirect losses to the other party.

9.	Force majeure
If any party fails to perform the contract due to any force majeure event, the affected party shall notify the other party in writing within seven days upon the occurrence of such event, and shall present written evidence issued by the relevant authority within fifteen days upon the end of such event. The affected party could be partially or wholly exempted from the liabilities in the light of the impact caused by such force majeure event. Where an event of force majeure occurs after the party’s delay in performance, the defaulting party shall not be exempted from its liabilities.

10.	Integrity Assurance
It shall be deemed as damage to the other party’s interest if any party and its staff directly or indirectly give, in the name of the company or an individual, a gift of money, valuables, securities or provide an improper interest in other forms to any employee of the other party, or if any party and its staff carries out a transaction similar to this contract, in the name of the company or an individual, with any employee of the other party or any third person introduced by such employee. The damaging party shall compensate as much as twice of the direct or indirect losses incurred by the damaged party for such reason, and shall be liable for the liquidated damages of 20% of the amount of this contract per breach (up to RMB 1,000,000).

The integrity report method: Supervision Report Mailbox: JC@Chinasunergy.com, Report Phone Number: 86-25-5276 6726

11.	Dispute resolution
 Any and all disputes arising from the validity, performance or interpretation of this contract shall first be resolved by the parties through amicable consultation. In case no settlement can been reached through consultation, the disputes shall be governed by the people’s court of first instance with jurisdiction where the Buyer is located.  All related fees paid for litigation (including attorney fees, travel fees, evidence collection fees, notarization fees and litigation fees, etc) shall be borne by the losing party.

12.	Effective and miscellaneous
12.1 The contract shall take effect upon signature by both parties or seal by the special authorized agents. In case the contract text covers more than one page, seal on the perforation shall be affixed to such pages.
12.2 The contract is in duplicate, with each party holding one counterpart respectively. The two counterparts shall have the same legal effect. The parties hereof shall send the original contract to each other within three working days of the date hereof. Fax copy shall have the same legal effect as the original.
12.3 Any matters not mentioned herein shall be mutually negotiated between both parties and set forth in the supplemental agreements, which shall have the same legal effect as the contract.
12.4 If Appendix I (products detailed specifications) conflicts with the articles under this contract, this contract shall prevail.

The Seller: China Sunergy (Nanjing) Co., Ltd.	The Buyer: CEEG (Shanghai) Solar Science & Technology Co., Ltd.
Signature/seal: /s/	Signature/seal: /s/
Date:	Date: